INVEST IN **25 BOUGH STREET - A PUBLIC BENEFIT CORP**

Transform a vacant building in the heart of the city to empower the community!

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25 BOUGH
OLNEYVILLE

25bough.com Providence RI

Technology Main Street Entertainment Virtual Reality Community

OVERVIEW DETAILS UPDATES 8 WHAT PEOPLE SAY 148 ASK A QUESTION 4

Highlights

1. Teach financial literacy, STEAM, health & wellness, career and self awareness to under served youth
2. Drive year-round programmatic initiatives for young girls and women empowerment overall.
3. Create an accelerator and incubator for innovators, entrepreneurs &freelancers of the future.
4. Provide a place for the celebration of culturally, diverse life events in a diverse city!
5. Introduce an XR Lab of mixed, virtual and augmented reality to the city and state.
6. Large, diverse and underrepresented market demand, hungry for the solutions that will be offered.
7. Campaign perk of naming rights on a plaque to be placed in the building with investments of $2k and more
8. We hope (but not guarantee) to yield an avg, annual net profit of $254k maturing to $885k annual net profit w/10 yrs

Our Team



Idrees Lanre Ajakaiye Founder and Visionary, 25 Bough Street

MBA, Boston University A social entrepreneur devoted to positively impacting the

 lives of youth & the community with innovation. Lanre is a brand architect with over a decade of experience in real estate, Fortune 50, start-ups and non-profits.

Being a native of Providence, Rhode Island, and the city's Olneyville neighborhood where 25 Bough is located, I am acutely aware of the city and state needs across the populations that it will serve. Those populations include Black, African, Latinx, Cape Verdean and more. As the Director of a youth sports team, I speak to youth, their parents and the community on a daily and weekly basis. I've experienced the needs and see them first hand from a direct vantage point. I also live in the community which I look to serve and help empower.

 **Marcy Reyes** Advisor (Financial Literacy & Career)

Education: Master of Science (M.S.), Finance, General Adjunct Professor, Rhode Island College. Executive Director, Financial Literacy Youth Initiative (FLYi)

 **Shomari Husband** Advisor (Financial Literacy & Career Awareness)

Education: MBA, University of Rhode Island & CPA.

SEE MORE

The 25 Bough Street will transform an abandoned building into a community source of empowerment for underserved youth, women and the community!

See what 25 Bough will do for the community in 3D!



25 Bough Street addresses the following:

Lack of diverse spaces catering to city demographics: In a city and state which is brimming with culture, Providence, Rhode Island is substantially **lacking** diverse spaces. In Olneyville, most event facilities, and banquet halls have inflexible catering and little cultural fluency.

Gaps in statewide education including Providence, Rhode Island: When Johns Hopkins released a report about the state capital's public schools this summer, each line was more damning than the last…. The report went so far as to say there was "little visible student learning" happening in classrooms at all. (John Hopkins, 2019)

Health & Wellness, Economics and Social: Life expectancy in central Providence neighborhoods is about 9 years less than that of residents from more socioeconomically advantaged neighborhoods of Providence. 50% of the factors that determine health have to do with economic and social conditions (State of Rhode Island, Department of Health, 2018)

Business & Employment: Central Providence has much higher unemployment rates than the city and state averages (State of Rhode Island, Department of Health, 2018)



AREA DEMOGRAPHICS
Female
52%
Male
48%
Small Businesses
95,390
1.06M
Sports
Rhode Island is home to nationally-ranked college teams and D1 Programs including: Providence College, University of Rhode Island and Bryant University!
Olneyville Demographics:
Hispanic
61%
White
16%
Black or African American
13%
Asian
4%
Other
6%

With large–and growing–ethnic populations throughout the northeast, there is significant demand for a facility that can host these diverse groups in ways that understand their culture and needs.



SOLUTION

This project is driven by a desire to increase youth success, women empowerment, and accessibility to high-quality event spaces for diverse populations.

The mission for 25 Bough Street is to combine **profitability** with **support** for education, career advancement, and mental, physical, and financial wellness for youth, women, and historically underserved communities across **different but integrated uses.**



A MULTI-PURPOSE FUNCTION HALL



The Multi-Purpose Function Hall will allow organizations and entities within 25 Bough to run programmatic efforts to groups as many as 250+.

The event space will also usher in the celebration of many life events catering to rich traditions in a city brimming with culture but short on places to celebrate. This includes:

- Birthday Parties
- Quinceañeras
- Small Format Weddings
- Corporate Events
- Entrepreneurial Pop-Ups
- More!



Children are the future.

That's why our **Futures Hub** will create brighter futures by equipping kids with the skills they need to thrive. It will power youth with critical, foundational information across six holistic zones of concentration including:

1. Financial Empowerment
2. STEM (Science, Technology, Engineering & Mathematics)
3. Safety Zone
4. Health & Wellness
5. Career Awareness for Workforce Advancement
6. Self Awareness

Some of the non-profit organizations which will be within the 25 Bough Futures Hub to drive this focus will include FLYI (the Financial Literacy Youth Initiative), Winner's Circle teaching Augmented, Virtual and Mixed Reality, The Impowerment Group teaching coding and programming, and R.I.S.E Women's Leadership conducting programming initiatives for women empowerment - specifically young women.



Our Co-Working Space will provide office space to drive and accelerate the entrepreneurs of today and the future.

The space will represent the diverse community that surrounds it, welcoming Black, Indigenous, LatinX, and People of Color to a safe space driving innovation, collaboration, and entrepreneurship. There is currently **no other space in Providence with the same focus!**



The Athletics Skills space will offer multi-sport skills training to advance speed, agility, quickness, and hand-eye coordination for athletes of all ages to build core strength, vertical, speed, and overall athleticism.

The facility will have cables, plyometrics stations, Vertimax and other basketball shooting machines to develop premier student athletes. It perfectly caters to a growing youth sports market and integrates 25 Bough as a destination for the entire family!



25 Bough will have retail space with a total area of 1,002 sq ft.

Retailers and businesses must be aligned to the mission of 25 Bough across financial empowerment, health & wellness, youth education, self and career awareness, women empowerment, and the overall community.

Our Heritage & Cultural Experience (to be named later) will be an interactive, immersive space dedicated to culture, heritage, and the history of Black, African, Indigenous Peoples, LatinX, Cape Verdean, and more. It will cover the evolution, intersection, and integration from the past until the present day.

The experience will draw people to the city and state as its own destination with the ability to captivate a wide range of audiences –especially the young. We envision it as a destination! Best of all, the experiences will be able to be programmed and changed throughout the year.





25 Bough will house the headquarters of the 501(c)(3) R.I.S.E. Women's Leadership Conference (RISEWLC.com). R.I.S.E. already has and will continue its successful event at the convention center. With 25 Bough, R.I.S.E. will be able to utilize 25 Bough for year-round programs and initiatives for young women and girls.

R.I.S.E is an incredible event of women empowerment bringing together women from diverse backgrounds, industries, and ages. Your support of this project will allow for programmatic efforts to be done at 25 Bough year-round.



Idrees "Lanre" Ajakaiye is a Providence native and current resident who intimately understands the needs of the city because he spent most of his life calling it "home". His parents, West African immigrants, first landed in this area before buying their first home in a different section of the same city. The founder has fond memories as a youth playing baseball in the same area Babe Ruth once played for The Providence Grays.

Lanre went on to graduate from nationally ranked Classical High School, the University of Rhode Island as an undergrad and received his Master's degree in International Marketing from Boston University. Additionally, he is an alumnus of Leadership Rhode Island, NUII 2017 where he was voted Class speaker by classmates and Director of the Team Providence Travel (Boys) leading youth from 5th to 8th grade. A stipulation of his program is you must take a financial literacy course he worked with community partners, The Financial Literacy Youth Initiative on.

Lanre is known for being a community leader and social entrepreneur dedicated to driving initiatives that impact youth, women, and the community overall. He has 20+ years of delivering success across start-ups, non-profits and Fortune 50 firms. He recently received recognition as '2021 Who To Watch.'

Floor Plan:




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Street Plan:


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Connecting Community Impact & Profitability:

This financial information constitutes forward-looking projections that are subject to significant risks and uncertainties. These projections are not guaranteed and investors are cautioned not to place undue reliance on them.

FINANCIALS

NET INCOME PROJECTIONS [2022-2031]:

2022	$154k
2023	$225k
2024	$385k
2025	$437k
2026	$538k
2027	$592k
2028	$656k
2029	$722k
2030	$776k
2031	$824k

GROSS PROFIT AVERAGE REVENUE [2022- 2031]

- Multi-Purpose Functional Hall: $219k
- Heritage & Cultural Experience - Interactive Museum Rental $50,002
- Coworking Rental Income $20,988
- Athletics Skills Facility $385,946
- Rental: Office Space (3) $18,079
- Rental: Rentable Conference Room $6,816
- Rental: Retail Café $11,081
- Membership Revenue - 25 Bough/ Gym $173,411

Be part of something bigger than you and help us shape, transform, and celebrate the lives of youth, women, and the community!

Click Here: **25 Bough Street**